UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79630 / December 21, 2016

Admin. Proc. File No. 3-17564

In the Matter of

AMARILLO MESQUITE GRILL, INC.,
GLOBAL OPPORTUNITY FUND LP,
HEALTHRENU MEDICAL, INC., and
HYNES & HOWES INSURANCE
COUNSELORS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Amarillo Mesquite Grill, Inc., Global Opportunity Fund LP, Healthrenu Medical, Inc., or Hynes & Howes Insurance Counselors, Inc., and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Amarillo Mesquite Grill, Inc., Global Opportunity Fund LP, Healthrenu Medical, Inc., and Hynes & Howes Insurance Counselors, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant

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[1]   17 C.F.R. § 201.360(d).

[2]   *Amarillo Mesquite Grill, Inc., Global Opportunity Fund LP, Healthrenu Med., Inc., and Hynes & Howes Ins. Counselors, Inc.,* Initial Decision Release No. 1074 (Oct. 28, 2016), 115 SEC Docket 06, 2016 WL 6441264. The Central Index Key numbers are: 727089 for Amarillo Mesquite Grill, Inc.; 887724 for Global Opportunity Fund, LP; 791118 for Healthrenu Medical, Inc.; and 205462 for Hynes & Howes Insurance Counselors, Inc.

to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Amarillo Mesquite Grill, Inc., Global Opportunity Fund LP, Healthrenu Medical, Inc., and Hynes & Howes Insurance Counselors, Inc., are hereby revoked.

     For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 1074
ADMINISTRATIVE PROCEEDING
File No. 3-17564

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AMARILLO MESQUITE GRILL, INC., GLOBAL OPPORTUNITY FUND LP, HEALTHRENU MEDICAL, INC., and HYNES & HOWES INSURANCE COUNSELORS, INC.	INITIAL DECISION OF DEFAULT October 31, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Respondents. The revocation is based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 22, 2016, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP by September 26, 2016, and their answers were due by October 11, 2016. *Amarillo Mesquite Grill, Inc.*, Admin. Proc. Rulings Release No. 4230, 2016 SEC LEXIS 3797 (ALJ Oct. 6, 2016). On October 12, 2016, I noted that Respondents had not filed answers and ordered them to show cause by October 24, 2016, why the registrations of their securities should not be revoked by default due to their failures to file answers or otherwise defend the proceeding. *Amarillo Mesquite Grill, Inc.*, Admin. Proc. Rulings Release No. 4246, 2016 SEC LEXIS 3849. Respondents did not attend the telephonic prehearing conference held on October 24, 2016, and to date have not filed answers or responded to the show cause order.

FINDINGS OF FACT

Respondents are in default for failing to file answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Amarillo Mesquite Grill, Inc., Central Index Key (CIK) No. 727089, is a forfeited Kansas corporation located in Wichita, Kansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 27, 2002, which reported a net loss of $914,036 for the prior thirty-nine weeks.

Global Opportunity Fund LP, CIK No. 887724, is an Illinois corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2001, which reported a net loss of $91,037 for the prior twelve months.

Healthrenu Medical, Inc., CIK No. 791118, is a permanently revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended June 30, 2006, which reported a net loss of over $7.8 million for the prior nine months.

Hynes & Howes Insurance Counselors, Inc., CIK No. 205462, is an inactive Iowa corporation located in Davenport, Iowa, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended September 30, 2010, which reported a net loss of $159,023 for the prior twelve months.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, even if, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, they did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP, appeared at the prehearing conference, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Amarillo Mesquite Grill, Inc., Global Opportunity Fund LP, Healthrenu Medical, Inc., and Hynes & Howes Insurance Counselors, Inc., are hereby REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

Also pursuant to Rule 360, this initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
James E. Grimes
Administrative Law Judge